As Filed with the Securities and Exchange Commission on November 1, 2005.
                                                     Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------

                           WINDFLOW TECHNOLOGY LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                   New Zealand
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------
                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                            |_| immediately upon filing
                              |_| on (Date) at (Time)
             If a separate statement has been filed to register the
                  deposited shares, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                                             Proposed maximum   Proposed maximum    Amount of
                 Title of each class of                     Amount           Aggregate price        aggregate       registration
              Securities to be registered              to be registered         per unit (1)    offering price (1)      fee
---------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American           50,000,000              $.05            $2,500,000        $294.25
Depositary Receipts, each American Depositary Share         American
evidencing four ordinary shares of Windflow                Depositary
Technology Limited.                                          Shares
=================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET



    Item Number and Caption                Location in Form of American
    -----------------------                Depositary Receipt Filed Herewith as
                                           Prospectus
                                           -------------------------------------
(1) Name and address of Depositary         Introductory Paragraph

(2) Title of American Depositary Receipts  Face of American Depositary Receipt,
    and identity of deposited securities   top center

    Terms of Deposit:

     (i)     The amount of deposited       Face of American Depositary Receipt
             securities represented        - upper right corner
             by one unit of American
             Depositary Shares

     (ii)    The procedure for             Paragraphs (15) and (16)
             voting, if any, the
             deposited securities

     (iii)   The collection and            Paragraphs (12), (14) and (15)
             distribution of
             dividends

     (iv)    The transmission of           Paragraphs (11), (15) and (16)
             notices, reports and
             proxy soliciting
             material

     (v)     The sale or exercise of       Paragraph (13)
             rights

     (vi)    The deposit or sale of        Paragraphs (12) and (17)
             securities resulting
             from dividends, splits
             or plans of
             reorganization

     (vii)   Amendment, extension or       Paragraphs (20) and (21)
             termination of the
             Deposit Agreement

     (viii)  Rights of holders of          Paragraph (11)
             receipts to inspect the
             transfer books of the
             Depositary and the list
             of holders of receipts

     (ix)    Restrictions upon the         Paragraphs (2), (3), (4), (5), (6)
             right to deposit or           and (8)
             withdraw the underlying
             securities

    Item Number and Caption                Location in Form of American
    -----------------------                Depositary Receipt Filed Herewith as
                                           Prospectus
                                           -------------------------------------

     (x)     Limitation upon the           Paragraphs (13) and (18)
             liability of the
             Depositary

(3) Fees and Charges                       Paragraph (7)

Item 2.  Available Information


    Item Number and Caption                Location in Form of American
    -----------------------                Depositary Receipt Filed Herewith as
                                           Prospectus
                                           -------------------------------------

     2(a)    Statement that Windflow       Paragraph (11)
             Technology Limited
             furnishes the
             Commission with certain
             public reports and
             documents required by
             foreign law or
             otherwise under Rule
             12g3-2(b) under the
             Securities Exchange Act
             of 1934 and that such
             reports and documents
             can be inspected by
             holders of American
             Depositary Receipts and
             copied at public
             reference facilities
             maintained by the
             Commission in
             Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], among Windflow Technology Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of November _____________, 2005, among Windflow Technology Limited, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 1, 2005.

                                           By:  THE BANK OF NEW YORK,
                                                  as Depositary

                                           By:  \s\ Marianne Erlandsen
                                                -------------------------------
                                           Name: Marianne Erlandsen
                                           Title:  Vice President

      Pursuant to the requirements of the Securities Act of 1933, WINDFLOW TECHNOLOGY LIMITED has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in New Zealand on November 1, 2005.

                                                WINDFLOW TECHNOLOGY LIMITED

                                           By:  \s\ Geoff Henderson
                                                -------------------------------
                                                Name: Geoff Henderson
                                                Title: Chief Executive Officer

      Each of the undersigned hereby constitutes and appoints Geoff Henderson and Guy Mortlock his true and lawful attorneys-in-fact, each with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on November 1, 2005.

Name                                       Title
----                                       -----

\s\ Geoff Henderson                        Chief Executive Officer, Director
----------------------                     (Principal Executive Officer)
Geoff Henderson                            (Principal Financial Officer)
                                           (Principal Accounting Officer)


\s\ Barrie Leay                            Chairman
----------------------
Barrie Leay

\s\ Heugh Kelly                            Director
----------------------
Heugh Kelly

\s\ Keith McConnell                        Director
----------------------
Keith McConnell

\s\ Marianne Erlandsen                     Authorized Representative
----------------------                     in the United States
The Bank of New York
By: Marianne Erlandsen
     Vice President

                                INDEX TO EXHIBITS


Exhibit
Number
-------

  (1) Form of Deposit Agreement, dated as of [Date], among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

  (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.